USA VIDEO INTERACTIVE CORP.

02 FEB 12 AM 8:43

January 10, 2002

02015102

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

SUPPL

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

/cg
Encl.

dlw 2/14

USVO
USA VIDEO INTERACTIVE CORP.

MINISTRY OF MEDIA

USVO Establishes Sales & Marketing Partnership with Germany's Premiere Digital Advertising Agency

Mystic, Connecticut, January 10, 2002 – USA Video Interactive (OTCBB: **USVO**; CDNX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com/) has signed a sales and marketing partnership agreement with Ministry of Media GmbH http://www.ministry.de/, a leading web advertising agency, media consulting and technology provider, and production and marketing company headquartered in Hamburg, Germany. The agreement creates a new sales and marketing channel for USVO's products and services. Ministry of Media GmbH's client list includes Warner Brothers, MTV Europe, Deutsche Bank 24, Bertelsmann AG and Deutsche Bahn AG.

"Our relationship with Ministry of Media GmbH provides USVO a strategic position from which to build our sales activity in Germany, and then in other European markets," said USVO's President and CEO Edwin Molina. "We are confident that this partnership represents a new and important step in fulfilling the global promise and potential of our StreamHQ™ architecture and our Zmail application."

"USVO's sophisticated Internet media solutions provide us with a competitive advantage, and with new potential for establishing our company as a leader in its core businesses," said Ministry of Media GmbH Managing Director Marco Luschnat. "The cost effectiveness and market intelligence of USVO's Zmail application will help us succeed in the quickly expanding marketplace for digital media services."

About Ministry of Media GmbH
Ministry of Media GmbH, a Hamburg, Germany-based company provides digital advertising, media consulting, media production, web design, and creative services. Through a synthesis of these strengths and capabilities, Ministry of Media GmbH helps its customers achieve success in the digital marketplace, with an emphasis on the individual needs and requirements of each customer's business model.

About USA Video Interactive
USVO (OTCBB: **USVO**; CDNX: **US**; BSE/Frankfurt: **USF; www.usvo.com**) is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The company has developed its StreamHQ™ architecture to provide a wide range of business customers with value-added content delivery services. StreamHQ™ facilitates the transmission of digitized and compressed video to the user's desktop via multiple modes that take advantage of the available connectivity. While competitors take a "one-size-fits-all" streaming approach, StreamHQ™ brings unique value propositions to individual vertical markets with functionality designed specifically

for those markets. Beyond high quality content delivery, USVO gives its customers media asset management tools and information that provide accountability and return on investment (ROI) for their streaming expenditures. StreamHQ™ encompasses a range of end-to-end services from source to viewing, including content production, content encoding, asset management and protection, media and application hosting, multi-mode content distribution, and transaction data capture and reporting. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 145 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy, and has a similar patent pending in Japan. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 70 Essex Street; Mystic, CT 06355; (800) 625-2200; (860) 572-1560. Canada Office: 837 West Hastings Street; Suite #507; Vancouver, B.C. V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on The Canadian Venture Exchange: US; Trading Symbol on the Berlin Stock Exchange: USF. Standard & Poors Listed. CUSIP 902924208. The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. For more information contact: Kevin Yorio, 860-572-1560; info@usvo.com

USVO
USA VIDEO INTERACTIVE CORP

Mystic, Connecticut, January 10, 2002 – USA Video Interactive (OTCBB: **USVO**; CDNX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com/) Pursuant to the Company's 2001 Stock Option Plan ("2001 Plan"), the Company wishes to advise that it has reserved for issuance, under the 2001 Plan, 5,000,000 stock options to certain officers, employees and consultants of the Company. The stock options are exercisable at a price of $0.50 (US) per share for a term of two years from the date of granting. The stock subject to options under the 2001 Plan will be authorized but unissued common shares of the Company. The 2001 Plan provides for the issuance of both incentive stock options and non-qualified options as defined in the Internal Revenue Code of 1986, as amended (the "Code"). The 2001 Plan was ratified by Disinterested Shareholders at the Company's Annual General Meeting (June 28, 2001).

The granting of the options is subject to regulatory acceptance.

About USA Video Interactive

USVO (OTCBB: **USVO**; CDNX: **US**; BSE/Frankfurt: **USF**; **www.usvo.com**) is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The company has developed its StreamHQ™ architecture to provide a wide range of business customers with value-added content delivery services. StreamHQ™ facilitates the transmission of digitized and compressed video to the user's desktop via multiple modes that take advantage of the available connectivity. While competitors take a "one-size-fits-all" streaming approach, StreamHQ™ brings unique value propositions to individual vertical markets with functionality designed specifically for those markets. Beyond high quality content delivery, USVO gives its customers media asset management tools and information that provide accountability and return on investment (ROI) for their streaming expenditures. StreamHQ™ encompasses a range of end-to-end services from source to viewing, including content production, content encoding, asset management and protection, media and application hosting, multi-mode content distribution, and transaction data capture and reporting. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 145 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy, and has a similar patent pending in Japan. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 70 Essex Street; Mystic, CT 06355; (800) 625-2200; (860) 572-1560. Canada Office: 837 West Hastings Street; Suite #507; Vancouver, B.C. V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on The Canadian Venture Exchange: US; Trading Symbol on the Berlin Stock Exchange: USF. Standard & Poors Listed. CUSIP 902924208. The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. For more information contact: Kevin Yorio, 860-572-1560; info@usvo.com

USVO USA VIDEO INTERACTIVE CORP.

PRIVATE PLACEMENT OF UP TO 1,000,000 UNITS

January 10, 2002 - MYSTIC, CONNECTICUT – USA Video Interactive (OTCBB: **USVO**; CDNX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com/) announces that it has arranged a private placement of up to an aggregate of 1,000,000 units in the capital stock of **USA Video** to various investors at a price of $0.45 US ($0.72 Cdn.) per unit. Each unit consists of one common share and one non-transferable share purchase warrant (the *"Warrant"*). Each one Warrant entitles the holder thereof to purchase an additional one common share at a price of $0.52 US ($0.83 Cdn.) per share, exercisable for a period of two years from the date of payment for the units. The 1,000,000 common shares to be issued as part of the units and the 1,000,000 common shares that may be issued upon conversion of the Warrants are subject to a 12-month hold period from the date of payment for the units. Insiders of the Company will be participating in this financing. The issuance of the private placement units is subject to regulatory acceptance.

The private placement proceeds will be utilized for the ongoing marketing of **USA Video's** Video-on-Demand™ technology and for general working capital.

About USA Video Interactive

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The company has developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. StreamHQ™ facilitates the transmission of digitized and compressed video to the user's desktop via multiple modes that take advantage of available connectivity. While competitors take a "one-size-fits-all" streaming approach, StreamHQ™ brings unique value propositions to individual vertical markets with functionality designed specifically for those markets. Beyond high quality media delivery, USVO gives its customers media asset management tools and information that provide accountability and return on investment (ROI) for their streaming expenditures. USVO has created Zmail, which uses StreamHQ™ to deliver rich media emails for advertising, marketing, corporate communications, and customer service applications. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 145 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy, and has a similar patent pending in Japan. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 70 Essex Street; Mystic, CT 06355; (800) 625-2200; (860) 572-1560. Canada Office: 837 West Hastings Street; Suite #507; Vancouver, B.C. V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on The Canadian Venture Exchange: US; Trading Symbol on the Berlin Stock Exchange: USF. Standard & Poors Listed. CUSIP 902924208. The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. For more information contact: Kevin Yorio, 860-572-1560; info@usvo.com